Symbols:      HHH - CNSX

                  HHHEF - OTCQB

NEWS RELEASE

2013 AGM Results

Vancouver, BC, September 18, 2013. High 5 Ventures Inc. (the “Company” or “High 5”). At the Annual General Meeting of the Company’s shareholders which was held today in Vancouver, BC, the shareholders received the Audited Financial Statements for the years ended December 31, 2012 and 2011 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; re-elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe LLP, Chartered Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsxmarkets.ca/CNSX/Securities/Mining/High-5-Ventures-Inc.aspx

On Behalf of the Board of

High 5 Ventures Inc.

“Bedo H. Kalpakian”

_______________________

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.